SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2009

Commission File No.: 1-34455

Anheuser-Busch InBev SA/NV

(Translation of registrant’s name into English)

Belgium

(Jurisdiction of Incorporation )

Grand Place/Grote Markt 1

1000 Brussels

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

This Report contains a copy of the following:

(1)	The Press Release issued on October 30, 2009.

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Disclosure made according to the requirements of the Law of 2 May 2007

Anheuser-Busch InBev (Euronext: ABI) discloses the information required under article 15, § 1 of the Law of 2 May 2007 regarding the disclosure of important shareholdings in listed companies.

Information as at 22 October 2009 :

•	Total outstanding capital : 1.234.843.020,25 €

•	Total number of outstanding ordinary shares : 1.603.352.125

•	Total number of outstanding subscription rights (each right entitles the holder to subscribe to one new ordinary share) : 5.327.546

•	Total number of outstanding options (each option entitles the holder to purchase from Anheuser-Busch InBev one existing ordinary share) : 42.400.782

According to Anheuser-Busch InBev’s bylaws, the threshold as from which a shareholding needs to be disclosed, has been set at 3%.

Notifications of important shareholdings to be made according to the Law of 2 May 2007 or Anheuser-Busch InBev’s bylaws, should be sent to benoit.loore@ab-inbev.com

This information will be posted on www.ab-inbev.com/investors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANHEUSER-BUSCH INBEV SA/NV (Registrant)

Dated: October 30, 2009	By:	/s/ B. Loore
	Name:	B. Loore
	Title:	VP Legal Corporate